SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 7, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports that Standard & Poor's Maalot Published a Full Analysis Report Regarding the Company. The Company’s Credit Rating: ilAA-/Stable.

PARTNER COMMUNICATIONS REPORTS THAT S&P
MAALOT PUBLISHED A FULL ANALYSIS REPORT
REGARDING THE COMPANY
THE COMPANY’S CREDIT RATING: ilAA-/Stable

ROSH HA'AYIN, Israel, November 7, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that Standard & Poor's Maalot ("S&P Maalot"), has published a full analysis report regarding the Company.  The company’s credit rating is ilAA-/Stable.

For further information see S&P Maalot's full Report dated November 7, 2013 on:
http://www.maalot.co.il/publications/495/OTRPar20131107141856.pdf or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

2

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information  - 3D. Risk Factors", "Item  4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman
Chief Financial Officer
Tel: +972-54-7814951
E-mail: investors@orange.co.il

3

Partner Communications Co. Ltd.

November 7, 2013
Primary Credit Analyst:
Tamar Stein, Tel Aviv, (972) 3-7539721, tamar.stein@standardandpoors.com
Secondary Analyst:
Gil Avrahami, Tel Aviv, (972) 3-7539719, gil.avrahami@standardandpoors.com

Table of Contents

Rationale
Outlook
Standard & Poor’s Base-Case Scenario
Company Description
Business Risk Profile
Financial Risk Profile
Liquidity
Covenant Analysis
Reconciliation

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on August 18, 2013, the Hebrew version shall apply.

Standard & Poor’s Maalot | November 7, 2013	Page 1

Partner Communications Co. Ltd.

Rationale

Corporate Credit Rating	ilAA-/Stable

Business Profile	Financial Profile
● ● ●
An established position in the Israeli communication market with a market share of approx. 29%.

A wide range of services which is expected to expand in the upcoming years.

An extended impact on the operational profitability mainly from the increasing competition in the segment following an increase in the number of wireless operators
● ● ●
The company's financial policy supports, based on our estimate, a decreased leverage as from 2014 and onward and offsets the increased leverage levels from 2012-2013.

The company is expected to report positive free cash flow for an extended period of time.

Expected to continue to refrain from distributing dividends.

Outlook: Stable
The stable outlook reflects our estimate that the company will continue to implement in the near term a financial policy which supports deleveraging, so that it will be able to maintain the financial ratios which are commensurate with the rating in spite of continued challenges in the communication industry. We consider an S&P adjusted Debt to EBITDA ratio of about 3.5x and an adjusted operating profitability level of about 25% as commensurate with the current rating level.

Downside scenario

We will consider a rating downgrade if the company's adjusted debt to EBITDA ratio shall exceed 4.0x and the adjusted operational profitability level shall drop below 20%.

Upside scenario

A rating upgrade will be possible if the company's adjusted debt to EBITDA ratio shall drop to less than 3.0x and the adjusted operational profitability level shall exceed 30%. In addition, we expect Partner to maintain a liquidity level which is aligned with the company's investment requirements.

Standard & Poor’s Maalot | November 7, 2013	Page 2

Partner Communications Co. Ltd.

Standard & Poor’s Base-Case Scenario

Under our base scenario, we estimate that Partner will maintain a market share of around 30% in 2013-2014. In addition, we assume that no dividends will be distributed in 2013. We believe that Partner has growth opportunities in the intermediate term, such as investing in 4G, IPTV and landlines under the Wholesale Market Reform. However, the effects of these growth opportunities remain unclear, because they require a high level of additional investments.

Assumptions		Key Metrics*
			2012A	2013E	2014E
●	A market share of around 30% in 2013-2014.	EBITDA margin	28.5%	23%-25%	24%-26%

●	Continued deleveraging in the coming two years.	Debt to EBITDA	3.3x	3.5x-3.9x	3.0x-3.3x
		EBITDA Interest Coverage	4.6x	4.8x-5.2x	5.5x-5.7x

●	No dividends in 2013.	A--Actual. E--Estimate. *Ratios are adjusted by S&P Maalot as detailed below.

Company Description

The company is one of the three largest communication companies in Israel and operates under the "Orange" brand. The company operates in two main segments: Wireless Communication and Wired Communication. The wireless communication segment contributes most of the revenues of the company and includes all of the services which are provided through the wireless network including: air-time, connectivity, roaming and content services. In addition, this activity includes equipment sales: cellular devices, tablets, data cards, modems etc'. The Wired Communication Segment includes communication services for commercial customers, international communication, dialing cards, ISP with added value services, servers and more. This segment includes the sales of communication routers and telephones.

Business Risk Profile

Increasing competitive pressure vs. a well-established market position

Our assessment of the business risk profile of the company is based on the following supporting factors: an established position as one of the largest players in the communication services market. The company is one of the three largest wireless companies in Israel with around 2.9 million subscribers as of June 2013 and a market share of approx. 29%; a wide range of communication services which is expected to expand in the upcoming years. In addition, the company is developing an IPTV (Internet Protocol Television) platform which will enable it to offer a wider variety of communication services when the wired segment will be opened to full competition. We believe that these supporting factors are offset by: increasing competition from the competing wireless companies, and especially Cellcom, Hot Mobile and Golan Telecom. This competition led, inter alia, to an increase of the churn rate to a record level of 38% in 2012 - 200,000 subscribers and a decrease in the operational profitability. However, in 2013, the company shows a certain moderation of the churn rate, with a churn rate of 9.4% in the second quarter of 2013 compared to 10.4% in Q1/2013. In addition, the company reported an increase in the ARPU (average revenue per user) for the first time in two years, with an ARPU of NIS 83 in the second quarter of 2013, compared to NIS 82 in the previous quarter.

Standard & Poor’s Maalot | November 7, 2013	Page 3

Partner Communications Co. Ltd.

Table 1

Partner Communications Co. Ltd. — Peer Comparison

Industry Sector: Diversified Telecom
	Partner Communications Co. Ltd.	Cellcom Israel Ltd.	Bezeq - Israel Telecommunication Corp. Ltd.	Elisa Corp.	BT Group PLC
Rating as of Oct. 27, 2013	ilAA-/Stable/—	ilA+/Stable/—	ilAA/Stable/—	BBB/Stable/A-2	BBB/Stable/A-2
	—Fiscal year ended Dec. 31, 2012—				Fiscal year ended March 31, 2013
(Mil. €)
Revenues	1,132.7	1,207.1	2,089.4	1,553.4	21,637.1
EBITDA	322.3	370.2	900.3	512.3	7,343.6
Net income from continuing operations	97.2	107.7	377.7	208.7	2,478.7
Funds from operations (FFO)	284.8	285.5	805.6	432.4	5,924.5
Cash flow from operations	359.3	311.5	804.1	382.9	5,922.2
Capital expenditures	114.2	123.4	333.7	231.7	3,175.2
Free operating cash flow	245.1	188.1	470.4	151.2	2,747.0
Discretionary cash flow	211.1	108.6	(153.9)	(52.3)	1,937.4
Debt	1,058.7	1,253.1	2,106.6	924.6	19,552.1
Debt and equity	1,201.8	1,354.7	2,653.2	1,769.5	19,241.5
Adjusted ratios
Annual revenue growth (%)	(20.4)	(8.7)	(9.6)	1.5	(5.5)
EBITDA margin (%)	28.5	30.7	43.1	33.0	33.9
EBITDA interest coverage (x)	4.6	3.6	7.3	15.3	6.6
Return on capital (%)	13.4	18.1	24.5	17.5	18.9
FFO/debt (%)	26.9	22.8	38.2	46.8	30.3
Cash flow from operations/debt (%)	34.0	24.9	38.2	41.4	30.3
Free operating cash flow/debt (%)	23.4	15.2	22.4	16.3	13.8
Discretionary cash flow/EBITDA (%)	66.3	29.9	(17.0)	(10.2)	25.6
Debt/EBITDA (x)	3.3	3.4	2.3	1.8	2.7
Total debt/debt plus equity (%)	88.1	92.5	79.4	52.3	101.6

Standard & Poor’s Maalot | November 7, 2013	Page 4

Partner Communications Co. Ltd.

Financial Risk Profile

Deleveraging with a limited cash flow generation capability

Our assessment of the company's financial risk profile is based on the following strengths: a gradual deleveraging which is expected to continue through the next couple of years; continued positive free cash flows for an extended period. In 2012, the company reported free cash flows amounting to NIS 1 billion, and we estimate it will report free cash flows of NIS 700-800 million in 2013; the company refrains from distributing a dividend and is expected to continue doing so in the near term, thus supporting deleveraging and strengthening of the financial base. These strengths are offset by continued price competition in the market following the entry of the new wireless operators, which led to a decrease of approx.13% in the ARPU in 2012 y-t-y, and a decrease of some 25% in the company's revenues from services.

Table 2

Partner Communications Co. Ltd. — Financial Summary

Industry Sector: Wireless Communications
	—Fiscal year ended Dec. 31—

(Mil. NIS)	2012	2011	2010	2009	2008
Revenues	5,572.0	6,998.0	6,674.0	6,079.0	6,302.0
EBITDA	1,585.9	2,222.1	2,568.9	2,290.9	2,287.1
Funds from operations (FFO)	1,401.6	1,776.9	2,136.1	1,974.2	1,818.2
Cash flow from operations	1,771.6	1,313.9	1,983.1	1,986.2	1,684.7
Capital expenditures	552.8	682.1	678.5	1,032.0	776.7
Free operating cash flow	1,218.8	631.8	1,304.6	954.2	908.0
Dividends paid	167.0	659.0	1,209.0	986.0	930.0
Discretionary cash flow	1,051.8	(27.2)	95.6	(31.8)	(22.0)
Debt	5,208.1	6,249.7	4,739.8	3,360.1	3,275.6
Debt and equity	5,911.6	6,677.0	5,365.8	5,322.1	5,007.6
Adjusted ratios
Annual revenue growth (%)	(20.4)	4.9	9.8	(3.5)	3.1
EBITDA margin (%)	28.5	31.8	38.5	37.7	36.3
EBITDA interest coverage (x)	4.6	6.0	10.0	8.9	8.1
Return on capital (%)	13.4	23.9	35.2	32.8	38.5
FFO/debt (%)	26.9	28.4	45.1	58.8	55.5
Cash flow from operations/debt (%)	34.0	21.0	41.8	59.1	51.4
Free operating cash flow/debt (%)	23.4	10.1	27.5	28.4	27.7
Discretionary cash flow/EBITDA (%)	66.3	(1.2)	3.7	(1.4)	(1.0)
Debt/EBITDA (x)	3.3	2.8	1.8	1.5	1.4
Debt/debt and equity (%)	88.1	93.6	88.3	63.1	65.4

Standard & Poor’s Maalot | November 7, 2013	Page 5

Partner Communications Co. Ltd.

Liquidity: Adequate

We assess Partner's liquidity as "adequate", under our criteria. We estimate that Partner's ratio of sources to uses of liquidity will be 1.2x in 2013 and 2014. This estimate is based on the cash balances and our cash income estimates.
We believe that the main liquidity sources and uses of the company, as from 1 July 2013 and until the end of 2014, include:

Principal Liquidity Sources		Principal Liquidity Uses
● ●	NIS 500 million in cash and marketable financial assets as of 30 June, 2013. Operating cash flow of around NIS 1.5 billion.	● ● ●	NIS 640 million in debt maturities. NIS 620 million of capital expenditures. And NIS 250 of receivables securitization, in accordance to our methodological assumption about securitization.

Partner Communication Co. Ltd. – Debt Maturities
(NIS Mil.)	2013 *	2014	2015	2016	2017 and thereafter
Maturities	309	334	481	771	2,109

* As from 1 July 2013

Standard & Poor’s Maalot | November 7, 2013	Page 6

Partner Communications Co. Ltd.

Reconciliation

In order to create a common basis for comparing with other rated companies, we adjust the data in the financial statements which we use for calculating the financial ratios. The main adjustments we made on the 2012 data are:

•	Debt adjustments due to operational leases in the amount of NIS 964 million.

•	Detracting cash surplus, in accordance with our definition, from the reported financial debt.

•	Debt adjustments for receivables securitization in the amount of NIS 321 million.

•	Excluding NIS 111 million of other income from the EBITDA.

Table 3

Reconciliation Of Partner Communications Co. Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. NIS)

	—Fiscal year ended Dec. 31, 2012—
Partner Communications Co. Ltd. reported amounts	Debt	Shareholders’ equity	Revenues	EBITDA	Operating income	Interest expense	Cash flow from operations	Cash flow from operations	Dividends paid	Capital expenditures
Reported	4,360.0	741.0	5,572.0	1,624.0	865.0	261.0	1,705.0	1,705.0	167.0	500.0
Standard & Poor’s adjustments
Trade receivables sold or securitized	321.0	—	—	—	—	21.1	62.0	—	—	—
Operating leases	964.4	—	—	61.9	61.9	61.9	186.6	186.6	—	52.8
Postretirement benefit obligations	37.5	(37.5)	—	—	—	2.0	9.0	9.0	—	—
Surplus cash and near cash investments	(548.0)	—	—	—	—	—	—	—	—	—
Index-linked debt annual accretion	—	—	—	—	—	—	—	(35.0)	—	—
Share-based compensation expense	—	—	—	11.0	—	—	—	—	—	—
Asset-retirement obligations	18.2	—	—	—	—	—	—	—	—	—
Reclassification of nonoperating income (expenses)	—	—	—	—	27.0	—	—	—	—	—
Reclassification of interest, dividend, and tax cash flows	—	—	—	—	—	—	(191.0)	(191.0)	—	—
Reclassification of working-capital cash flow changes	—	—	—	—	—	—	—	(273.0)	—	—
Debt - Litigation	55.0	—	—	—	—	—	—	—	—	—
EBITDA - Other	—	—	—	(111.0)	(111.0)	—	—	—	—	—
Total adjustments	848.1	(37.5)	0.0	(38.1)	(22.1)	85.0	66.6	(303.4)	0.0	52.8
Standard & Poor’s adjusted amounts	Debt	Equity	Revenues	EBITDA	EBIT	Interest expense	Cash flow from operations	Funds from operations	Dividends paid	Capital expenditures
Adjusted	5,208.1	703.5	5,572.0	1,585.9	842.9	346.0	1,771.6	1,401.6	167.0	552.8

Standard & Poor’s Maalot | November 7, 2013	Page 7

Partner Communications Co. Ltd.

Related research

•For information on our methodology for assessing the liquidity of companies refer to:

Criteria | Corporates | General: Methodology And Assumptions: Standard & Poor's Standardizes Liquidity Descriptors For Global Corporate Issuers

•For information on the key credit factors for the rating of companies in the industry, refer to:

Criteria | Corporates | Industrials: Key Credit Factors: Business And Financial Risks In The Global Telecommunication, Cable, And Satellite Broadcast Industry, Jan. 27,2009

•The aforementioned articles may be accessed on the website of S&P Maalot:

http://www.maalot.co.il/publications/ART20120529134904.pdf

The aforementioned methodology articles may found on S&P's website at www.standardandpoors.com

Rating Details (As Of November 7, 2013)

Partner Communications Co. Ltd.
Corporate Credit Rating	ilAA-/Stable
Bond Series B, D	ilAA-

Rating History
20-June-2013	ilAA-/Stable
6-December-2012	ilAA-/Negative
10-September-2012	ilAA-/Watch Negative
19-October-2010	ilAA-/Negative
5-October-2009	ilAA-/Stable

Primary Credit Analyst:
Tamar Stein, Tel Aviv, (972) 3-7539721, tamar.stein@standardandpoors.com
Secondary Analyst:
Gil Avrahami, Tel Aviv, (972) 3-7539719, gil.avrahami@standardandpoors.com

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

Standard & Poor’s Maalot | November 7, 2013	Page 8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 7, 2013